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Exhibit 99.2

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2013 and February 29, 2012, and the consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the two-year period ended February 28, 2013, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2013 and February 29, 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2013 in accordance with United States generally accepted accounting principles.

Other matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DragonWave's internal control over financial reporting as of February 28, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 8, 2013 expressed an unqualified opinion on DragonWave Inc.'s internal control over financial reporting.

Ottawa, Canada
May 8, 2013

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

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 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
 DragonWave Inc.

        We have audited DragonWave Inc.'s internal control over financial reporting as of February 28, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DragonWave Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying reports from management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, DragonWave Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2013 based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DragonWave Inc. as of February 28, 2013 and February 29, 2012 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the two years in the period ended February 28, 2013 of DragonWave Inc. and our report dated May 8, 2013 expressed an unqualified opinion thereon.

Ottawa, Canada
May 8, 2013

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

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CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at February 28, 2013	As at February 29, 2012
Assets
Current Assets
Cash and cash equivalents	4	22,959	52,798
Restricted cash	4	—	177
Trade receivables	5	35,452	9,850
Inventory	6	32,722	27,043
Other current assets	7	6,077	5,501
Contingent receivable	3, 26	13,843	—
Deferred tax asset	18	69	69

		111,122	95,438
Long Term Assets
Property and equipment	8	7,444	5,184
Deferred tax asset	18	1,581	1,308
Deferred financing cost	11	149	—
Intangible assets	9	2,771	6,264
Goodwill	9	11,927	11,927

		23,872	24,683

Total Assets	11	134,994	120,121

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	56,962	12,720
Debt facility	11	15,000	—
Deferred revenue		1,163	725
Capital lease obligation	3, 13, 26	3,251	—
Contingent liabilities	3, 16	255	372
Contingent consideration	14	—	1,884

		76,631	15,701
Long Term Liabilities
Capital lease obligation	3, 13, 26	1,451	—
Other long term liabilities	12	783	1,063
Contingent liabilities	3, 16	519	1,292

		2,753	2,355
Commitments	16
Shareholders' equity
Capital stock	14	179,429	172,264
Contributed surplus	14	6,047	4,606
Deficit	14	(120,197)	(65,448)
Accumulated other comprehensive loss	14	(9,685)	(9,658)

Total Shareholders' equity		55,594	101,764
Non-controlling interests	3	16	301

Total Equity		55,610	102,065

Total Liabilities and Shareholders' equity		134,994	120,121

Shares issued & outstanding	14	38,048,297	35,586,206
Share authorized for issuance		Unlimited	Unlimited

On behalf of the Board:

(Signed) CLAUDE HAW Director	(Signed) TOM MANLEY Director

See accompanying notes

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CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

		Year ended
	Note	February 28, 2013	February 29, 2012
REVENUE	21, 22	123,877	45,656
Cost of sales	6	104,376	29,255

Gross profit		19,501	16,401

EXPENSES
Research and development		34,020	22,898
Selling and marketing		16,088	15,307
General and administrative	23	26,601	17,653
Government assistance	16	—	(902)

		76,709	54,956

Income (loss) before amortization of intangible assets and other items		(57,208)	(38,555)
Amortization of intangible assets	9	(3,748)	(1,986)
Accretion expense		(124)	(650)
Restructuring expense	24	(2,085)	—
Interest income (expense) (net)	11	(1,662)	393
Investment gain (loss)		—	67
Impairment of intangible assets	9	(13,812)	(8,315)
Gain on change in estimate	3, 16	6,958	15,146
Gain on purchase of business	3	19,397	—
Loss on sale of assets	3	(2,827)	—
Foreign exchange gain (loss)		23	100

Income (loss) before income taxes		(55,088)	(33,800)
Income tax expense (recovery)	18	(81)	(104)

Net Income (loss)		(55,007)	(33,696)
Net Loss Attributable to Non-Controlling Interest		258	215

Net Income (loss) applicable to shareholders		(54,749)	(33,481)

Income (loss) per share
Basic	15	(1.46)	(0.94)
Diluted	15	(1.46)	(0.94)
Weighted Average Shares Outstanding
Basic	15	37,495,818	35,506,689
Diluted	15	37,495,818	35,506,689

See accompanying notes

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's e and per share amounts

	Year ended
	February 28, 2013	February 29, 2012
Net Income	(55,007)	(33,696)
Foreign currency translation differences for foreign operations	(54)	(79)

Comprehensive Income (Loss)	(55,061)	(33,775)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	(54,776)	(33,521)
Non-controlling interest	(285)	(254)

	(55,061)	(33,775)

See accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Year ended
	Note	February 28, 2013	February 29, 2012
Operating Activities
Net Income (Loss)		(55,007)	(33,696)
Items not affecting cash
Amortization of property and equipment		5,862	3,370
Amortization of intangible assets		3,748	1,986
Accretion expense		124	650
Bad debt expense		126	215
Royalty amortization		(151)	(490)
Interest expense		655	—
Rental expense		2,093	—
Impairment of intangible assets		13,812	8,315
Gain on change in estimate		(6,958)	(15,146)
Stock-based compensation		1,523	1,964
Gain on purchase of business		(19,397)	—
Loss on sale of assets (net of cash)		2,358	—
Unrealized foreign exchange loss		(140)	38
Future income tax expense (recovery)		(81)	(42)
Inventory impairment		3,443	2,020

		(47,990)	(30,816)
Changes in non-cash working capital items	17	21,971	(3,652)

		(26,019)	(34,468)

Investing Activities
Acquisition of property and equipment		(2,395)	(1,090)
Acquisition of intangible assets		(1,522)	(1,589)
Acquisition of business (net of cash acquired)		(12,730)	—
Purchase of short term investments		—	(22,432)
Maturity of short term investments		—	33,613

		(16,647)	8,502

Financing Activities
Initial formation contribution by non-controlling interest in DW-HFCL		—	555
Principle payments on capital lease obligations		(1,264)	—
Debt facility		15,000	—
Deferred financing cost		(1,192)	—
Issuance of common shares net of issuance costs		145	505

		12,689	1,060

Effect of foreign exchange on cash and cash equivalents		138	(115)
Net decrease in cash and cash equivalents		(29,839)	(25,021)
Cash and cash equivalents at beginning of period		52,798	77,819

Cash and cash equivalents at end of period		22,959	52,798

Cash paid during the period for interest		804	—

See accompanying notes

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

[Expressed in US $000's except common share amounts]

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Shareholder's Equity
Balance at February 28, 2010	36,934,917	$179,174	$1,561	$(32,271)	$(9,618)	$0	$138,846

Stock-based compensation	—	—	$1,389	—	—	—	$1,389
Exercise of stock options	311,254	$1,126	$(285)	—	—	—	$841
Share repurchase	(1,865,549)	$(9,035)	—	$(1,703)	—	—	$(10,738)
Other	41,271	$305	$(23)	—	—	—	$282
Net Earnings	—	—	—	$2,007	—	—	$2,007

Balance at February 28, 2011	35,421,893	$171,570	$2,642	$(31,967)	$(9,618)	$0	$132,627

Stock-based compensation	—	—	$1,914	—	—	—	$1,914
Exercise of stock options	113,940	$452	$(141)	—	—	—	$311
Stock option benefit	—	—	$189	—	—	—	$189
Other	50,373	$242	$2	—	—	—	$244
Other comprehensive loss	—	—	—	—	$(40)	$(39)	$(79)
Initial formation contribution by non-controlling interest in DW-HFCL (Note 3)	—	—	—	—	—	$555	$555
Net Loss	—	—	—	$(33,481)	—	$(215)	$(33,696)

Balance at February 29, 2012	35,586,206	$172,264	$4,606	$(65,448)	$(9,658)	$301	$102,065

Stock-based compensation	—	—	$1,487	—	—	—	$1,487
Exercise of stock options	24,047	$108	$(59)	—	—	—	$49
Settlement of contingent consideration	400,983	$1,758	—	—	—	—	$1,758
Issued in connection with business acquisition	2,000,978	$5,180	—	—	—	—	$5,180
Other (net of cancellations)	36,083	$119	$13	—	—	—	$132
Other comprehensive loss	—	—	—	—	$(27)	$(27)	$(54)
Net Loss	—	—	—	$(54,749)	—	$(258)	$(55,007)

Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,197)	$(9,685)	$16	$55,610

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in US $000's except share and per share amounts]

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments necessary to present fairly the financial position as at February 28, 2013 and February 29, 2012 and the results of operations, cash flows and changes in equity for the years ended February 28, 2013 and February 29, 2012.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following include estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, tax valuation allowance, impairment of intangible assets and goodwill, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the amounts reported in the consolidated financial statements and accompanying notes.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are considered financially and operationally integrated, are translated into US dollars (USD) using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense

8 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income (loss).

        The cumulative foreign currency translation adjustment included under accumulated other comprehensive loss within shareholders' equity on the consolidated balance sheets relates to the Company's adoption of USD as the functional and reporting currency which was effective March 1, 2010 and unrealized foreign currency translation gains or losses of our self-sustaining foreign subsidiary which are translated into USD using the current rate method. Under the current rate method, assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's business agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for the undelivered items using VSOE and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors. During the fiscal year ended February 29, 2012 the Company determined that there was sufficient history to base its estimates on.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments

        The Company classifies its financial instruments as held-for-trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition. The Company designated its cash and cash equivalents as held-for-trading which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities have been classified as other financial liabilities and debt facility, which are measured at amortized cost.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net income (loss) in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV."] The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

tax liability is effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Amortization is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment	4 years
Research and development equipment	5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

        Management evaluates the carrying value of its property and equipment assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

Goodwill and intangible assets

        Intangible assets include computer software, infrastructure systems software, customer relationships and developed technology, and are amortized over their estimated useful lives of 2 years, 3 years, 3 years, and 6 years respectively. Management evaluates the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The goodwill impairment test is a three-step process which requires management to make judgmental assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the subsequent two steps of the goodwill impairment test. The second step consists of estimating the fair value of our aggregated reporting unit. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the third step of the impairment test is unnecessary. If the fair value is less

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation.

Contingent receivables and liabilities

        In the event of an acquisition or other business combination, the Company identifies any contingent receivables and liabilities and recognizes the fair value of those receivables and liabilities based on the discounted expected cash inflows and outflows. Subsequent to the initial recognition and until the receivables and liabilities are settled, cancelled or expire, the Company accretes the instruments using the initial discount rate. Subsequently, the Company amortizes the liability into cost of sales based on the forecasted sales over the liability's expected life and reduces the asset based on actual activity. The instruments are accessed for fair value on a quarterly basis.

Stock option plan and employee share purchase plan

        The Company has a stock option plan and an employee share purchase plan which is described in note 13. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees and the cost of the matching shares are recorded in share capital and contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in income (loss).

Expenses

        The Company defines general and administration expenses to be administrative, finance, and operational costs. Selling and marketing expenses are defined as costs related to worldwide sales, marketing and product management. Research and development costs are defined as costs related to research and development related activities.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income per share

        Basic income per share is calculated by dividing net income (loss) available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net income available to Common shareholders equates to the net income (loss).

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Presentation of comprehensive income

        The Company adopted Accounting Standard Update ["ASU"] 2011-05, "Presentation of Comprehensive Income", which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removed the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income.

Fair value measurements

        The Company adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which amended Accounting Standards Codification 820, Fair Value Measurements. ASU 2011-04 eliminates certain differences that existed between U.S. and IFRS concepts, and also clarifies existing guidance under GAAP. Additionally, among other disclosures, this ASU requires certain new quantitative and qualitative disclosures regarding unobservable fair value measurements. The adoption did not have an impact on our consolidated financial statements.

FUTURE ACCOUNTING CHANGES

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on the Company's Consolidated Financial Statements.

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30, ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or

13 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the company prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Retrospective application is required. The adoption of ASU 2013-04 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220 – Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the company on January 1, 2013. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption of this ASU is not expected to have a material impact on the Company's financial statements.

14 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES

Acquisition of Nokia Siemens Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of Nokia Siemens Networks' microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à r.l and Nokia Siemens Networks dated May 3, 2012.

        Nokia Siemens Networks retains responsibility for its existing solution sales and associated services for microwave transport, while the Company is responsible for the microwave transport product line, including R&D, product management and operations functions. Nokia Siemens Networks continues to provide R&D and other support to the business through a services arrangement.

        As part of the acquisition, the Company is now the preferred strategic supplier of packet microwave and related products to Nokia Siemens Networks and the two companies jointly coordinate technology development activities. Under the terms of the agreement, the Company will continue the support and development of the acquired products, which will be sold via Nokia Siemens Networks through its existing channels as part of its end-to-end mobile broadband solution set and directly through the Company's existing channels.

        Consideration paid on closing by DragonWave S.à r.l, a wholly owned subsidiary of the Company, was $12,730 in cash and 2,000,978 common shares with market value of $5,279. The cash payment was made in Euros.

15 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES (Continued)

        The fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Tangible Assets
Cash	—
Accounts receivable	—
Inventory	11,378
Lease holiday	2,093
Other current assets	2,564
Capital assets	6,115

Tangible Assets Acquired	22,150
Tangible Liabilities
Accounts payable	—
Accrued liabilities	2,484
Capital lease obligation	4,162

Tangible Liabilities Acquired	6,646

Fair Value of Net Tangible Assets	15,504
Intangible Assets
Customer relationships	1,745
Developed technology	10,800

Intangible Assets Acquired	12,545
Goodwill	—
Gain on purchase of business	(19,397)

Purchase Price	8,652
Purchase Price
Cash	12,730
Common shares of DragonWave	5,279
Other consideration	1,205
Contingent receivable	(10,562)

8,652

        The Purchase Price consisted of the following components: a) cash delivered on closing; b) 2,000,978 common shares delivered on closing with a fair value of $5,279 which reflects that Nokia Siemens Networks is subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; c) other consideration deferred for specific tangible assets; d) a contingent receivable based on business performance in the twelve months following closing.

        The Company allocated $12,545 to intangible assets, including customer relationships and developed technology based on their fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of three, and six years, respectively. The useful lives of the intangible assets were determined as the period of time over which the assets are anticipated to contribute to the Company's future cash flows. None of the intangible assets are deductible for tax purposes.

16 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES (Continued)

        The Company recognized a one-time gain in the year ended February 28, 2013 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        The primary reason for the acquisition, relates to the strategic position with Nokia Siemens Networks which positions DragonWave for future growth as well as the acquisition of a technology suite backed by service and support, and further bolsters the Company's ability to participate in the growth in LTE networks worldwide. Management believes that the Company recognized a gain on the purchase of a business as a result of: a) its existing relationship with Nokia Siemens Networks which positioned the Company more strategically to the seller than other potential acquirers; b) access to the liquidity necessary to complete the acquisition; and c) the prevailing economic and market environment.

        The Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN for additional consideration that is contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date. The fair value represents the discounted, most probable net amount to be received by the Company. During the year ended February 28, 2013 the Company has increased the contingent receivable balance, based on a change in fair value, and recognized a gain of $5,416 in the consolidated statement of operations as a result of business performance subsequent to the acquisition date. Due to payments received, foreign exchange translation and accretion of the relative discounts, which represents a net decrease of $2,135, the contingent receivable balance being carried on the balance sheet as at February 28, 2013 is $13,843. This amount represents the maximum amount receivable under this agreement, and is collectible in the next 12 months.

        Since the date of acquisition the Company has generated $74,002 of revenue directly attributable to the acquired microwave transport business. The Company has not disclosed any additional pro forma information or earning results post acquisition because retrospective application requires independent substantiation of management's assumptions about how the Company would have operated and performed in the previous year, and it is impossible to distinguish the objective information that would be needed to compute the significant estimates that would be required in calculating any pro forma disclosure. Subsequent to the Consolidated Balance Sheet date, the Company and Nokia Siemens Networks came to terms on a new operational framework. See Note 26 for further details regarding the impact to the Company.

Disposition of DragonWave Limited

        On January 22, 2013 the Company sold all of its shares of DragonWave Networks Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, the Company has a liability to pay certain future obligations and as at February 28, 2013 has recorded a discounted liability of $1,011. The maximum potential liability to the Company, as at February 28, 2013 is $1,328. Also, under the terms of a supply and services agreement, the Company has an opportunity to earn an additional $5,271 based on business performance subsequent to the disposition for which the Company has recorded a receivable of $583 which represents management's estimate based on the discounted forecasted future cash inflows. The net book value of the assets of DWL was $2,399 at the date of sale and as such the Company has recorded, after consideration of both the liability and the receivable, a net loss on sale of assets in the Consolidated Statements of Operations of $2,827.

DragonWave HFCL India Private Limited

        On March 10, 2011, DragonWave and Himachal Futuristic Communications Ltd. (HFCL) finalized the incorporation of DragonWave HFCL India Private Limited [DW-HFCL]. DragonWave invested $560 in return

17 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES (Continued)

for 50.1% ownership of the newly formed company. The results of the subsidiary have been consolidated in the financial statements of the Company as of March 10, 2011. The Company is consolidating the results of DW-HFCL because they have majority control and hold substantive participating rights in the operations of DW-HFCL.

        Non-controlling interest consists of the minority owned portion of DragonWave HFCL India Private Limited.

4. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

        The Company holds cash and cash equivalents in various currencies to facilitate specific business initiatives. The following table identifies those currencies and the corresponding allocation:

	as at February 28, 2013				as at February 29, 2012
Native Currency	Native Amount	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	15,890	1.000	15,890	69.2%	43,260	81.7%
Canadian Dollar	2,753	0.970	2,671	11.6%	8,029	15.2%
Euro	2,468	1.310	3,233	14.1%	403	0.8%
Chinese renminbi	2,102	0.161	339	1.5%	—	0.0%
British Pounds	197	1.519	299	1.3%	107	0.2%
Other			527	2.3%	999	1.8%

Total Cash & Cash Equivalents			22,959	100.0%	52,798	99.7%
US Dollar	—	1.000	—	0.0%	177	0.3%

Total Restricted Cash			—	0.0%	177	0.3%

TOTAL			22,959	100.0%	52,975	100.0%

        As at February 28, 2013, the Company was required to have a minimum of $7,500 held at Comerica Bank. Subsequent to February 28, 2013, that minimum requirement was increased to $10,000, see Note 11 for further details.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual

18 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

5. TRADE RECEIVABLES (Continued)

customer. The following table illustrates the balances which are at least 1 day past due and the allowance for doubtful accounts deemed appropriate.

	as at February 28, 2013			as at February 29, 2012
	Current	at least 1 day past due	Total	Current	at least 1 day past due	Total
Trade Receivables (gross)	31,353	4,357	35,710	8,395	1,520	9,915
Allowance for doubtful accounts	—	(258)	(258)	—	(65)	(65)

Trade Receivables (net)	31,353	4,099	35,452	8,395	1,455	9,850

        As at February 28, 2013, one customer exceeded 10% of the total receivable balance. This customer represented 67% of the trade receivables balance [February 29, 2012 – two customers represented 37% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $126 related to bad debt expense for the year ended February 28, 2013 [year ended February 29, 2012 – expense of $215].

6. INVENTORY

        Inventory is comprised of the following:

	February 28, 2013	February 29, 2012
Raw Materials	10,268	8,313
Work in Progress	649	1,350
Finished Goods	19,511	15,067

Total Production Inventory	30,428	24,730
Inventory held for customer service/warranty	2,294	2,313

Total Inventory	32,722	27,043

        Cost of sales for the year ended February 28, 2013 was $104,376 [year ended February 29, 2012 – $29,255], which included $99,856 [year ended February 29, 2012 – $27,180] of costs associated with inventory. The remaining costs of $4,520 [year ended February 29, 2012 – $2,075] related principally to freight, warranty and other direct costs of sales.

        For the year ended February 28, 2013, the Company recognized an impairment loss on inventory of $3,443 [year ended February 29, 2012 – $2,020].

19 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 28, 2013	February 29, 2012
Deposits on inventory	2,604	2,896
Prepaid expenses	1,410	1,425
Other contingent receivable	583	—
VAT receivable (net)	720	474
Deferred financing costs	596	—
Receivable from the Office of the Chief Scientist	—	75
Income Tax Receivable	—	484
Other & miscellaneous receivables	164	147

Total other current assets	6,077	5,501

8. PROPERTY AND EQUIPMENT

	February 28, 2013			February 29, 2012
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	19,789	13,874	5,915	3,810
R&D equipment	2,120	1,972	148	378
Computer hardware	3,096	2,427	669	214
Production fixtures	1,287	1,079	208	278
Leasehold improvements	928	728	200	312
Furniture and fixtures	662	590	72	104
Communication equipment	282	236	46	53
Other	367	181	186	35

Total	28,531	21,087	7,444	5,184

        Amortization expenses relating to the above property and equipment of $4,616, $121, $1,125 was included in research and development, selling and marketing and general and administrative expenses respectively for the year ended February 28, 2013 [year ended February 29, 2012: R&D – $2,300; S&M – $149; G&A – $921]. Accumulated amortization was $15,825 as at February 29, 2012.

20 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets are apportioned as follows:

	February 28, 2013				February 29, 2012
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Customer Relationships	1,745	946	201	598	8,257	318	5,938	2,001
Developed Technology	10,800	1,206	9,594	—	6,268	1,423	2,377	2,468
Infrastructure Systems Software	2,008	535	—	1,473	1,071	—	—	1,071
Computer Software	3,564	2,864	—	700	2,978	2,254	—	724

Total Intangible Assets	18,117	5,551	9,795	2,771	18,574	3,995	8,315	6,264

        For the year ended February 28, 2013, the Company recognized amortization of intangible assets of $3,748 and [year ended February 29, 2012 – $1,986]. The Company estimated that it will recognize $1,723, $931, and $117 respectively for the next three succeeding years.

        During the year ended February 28, 2013, the Company performed analyses of its intangible assets in order to determine whether the carrying value of those assets exceeded the estimated undiscounted future cash flows expected to result from the use or disposition of those assets. Based upon these analyses, the Company determined that the carrying value of its Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, the Company has recorded an impairment charge on intangible assets of $13,812 during the year ended February 28, 2013 [year ended February 29, 2012 – $8,315]. During the year ended February 28, 2013, the Company sold intangible assets with a cost base of $14,525 and a net book value, after impairments and amortization, of nil, see Note 3 for further details.

        The goodwill impairment test is a three-step process which requires the Company to make assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. Because the Company impaired some intangible assets with finite lives, the Company believed there were qualitative factors in-place that would suggest that the two-step goodwill impairment test would need to be performed. The second step consisted of calculating the fair value of our aggregated reporting unit. The Company used both a market-based approach and an estimate of discounted future cash flows.

        In applying the market-based approach the Company calculated its market capitalization using values from a reasonable time period around the date of the impairment test. The Company applied a control premium that was identified using recent comparable transactions.

        In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable.

        Our annual goodwill impairment analysis for fiscal 2013, performed as at August 31, 2012, did not result in any impairment loss.

21 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	February 28, 2013	February 29, 2012
Trade payables	36,915	5,029
Accrued liabilities	16,845	3,168
Payroll related accruals	2,629	3,500
Warranty accrual	573	1,023

Total Accounts Payable and Accrued Liabilities	56,962	12,720

        Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Year ended
	February 28, 2013	February 29, 2012
Balance at the beginning of the period	1,441	2,892
Accruals	1,066	255
Utilization	(975)	(1,622)
Changes in estimates	(707)	(84)

Ending Balance	825	1,441
Short term Portion	573	1,023
Long term Portion	252	418

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2013, this asset based credit facility was for a total of $35,000 plus $5,000 for letters of credit and foreign exchange facilities, with an additional $20,000 in additional credit (for total maximum credit of $60,000) with the agreement of the lenders. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        As at February 28, 2013, the Company's current working capital position and position relative to the covenants supported access to $15,000 in cash and $5,000 for letter of credits and foreign exchange facilities. As at February 28, 2013, the Company had drawn $15,000 on the facility.

        As at February 28, 2013, the Company was in breach of one of the covenants then in place on the facility. However, the Company obtained a waiver of the breach from its lenders for a period through April 30, 2013, which eliminated any acceleration of repayment of the Company's obligation. The Company has a term sheet obtained from Comerica Bank, and approved by both lenders, to revise the terms of the credit facility. Under the revised terms the Company will have access to $20,000 plus $2,500 for letters of credit and foreign exchange facilities. The term sheet also contemplates that the covenants and other post-closing conditions will be

22 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

11. DEBT FACILITY (Continued)

amended effective May 1, 2013. The Company has prepared a plan intended to achieve ongoing compliance with the revised covenants and post-closing conditions. The Company has sufficient current assets to utilize the incremental credit provided through the revised arrangement. The arrangements in the term sheet are subject to definitive documentation and other customary conditions.

        The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility. During the year ended February 28, 2013 the weighted average debt outstanding was $16,044, and the Company recognized $1,083 in interest expense related to the debt facility.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 28, 2013	February 29, 2012
Warranty accrual	252	418
Deferred Revenue	531	645

Total Other Long Term Liabilities	783	1,063

13. CAPITAL LEASES

        As at February 28, 2013 the Company has capital assets classified as Test Equipment with a cost value of $6,115 under capital lease. As at February 28, 2013 these assets had accumulated amortization of $2,874 [February 29, 2012 – nil] and a net book value of $3,241 [February 29, 2012 – nil]. The amortization of these assets are included in the Company's depreciation expense. Total future minimum lease payments under capital leases are $3,251 and $1,451 over the next two fiscal years. Subsequent to February 28, 2013 the Company has reduced assets under capital lease by $659 and eliminated $1,291 of its obligation. See Note 26 for further details.

14. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On March 13, 2012 the Company settled a portion its contingent consideration, with regards to the purchase of Axerra Networks, with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price. The earn-out phase of the acquisition of Axerra Networks Inc. was completed on February 13, 2012, and the amount was determined to be $1,884. Issuance costs were $42.

        On June 1, 2012, as part of a business acquisition, the Company issued 2,000,978 common shares of DragonWave, valued at $3.21 CAD per common share based on a 5 day volume weighted average price. A discount of $1,144 and issuance costs of $98 were included in the final amount in shareholders equity.

23 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

14. SHAREHOLDERS' EQUITY (Continued)

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 3,370,330 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

        The following is a summary of stock option activity:

	Year ended February 28, 2013		Year ended February 29, 2012
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	2,396,079	$5.90	2,114,906	$5.53
Granted	711,500	$2.82	642,000	$6.38
Exercised	(24,047)	$2.06	(113,940)	$2.61
Forfeited	(554,444)	$6.72	(246,887)	$5.54

Closing Balance	2,529,088	$4.89	2,396,079	$5.90

        The following are the weighted average values used in determining the fair value of options granted in 2013 and 2012:

	Year ended
	February 28, 2013	February 29, 2012
Volatility	71.5%	70.9%
Risk Free Rate	1.1%	1.9%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 711,500 options granted during the year ended February 28, 2013 were determined to have a fair value of $1,074 [February 29, 2012 642,000 – $2,282].

24 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

14. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2013:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.34	$2.00	326,192	0.87	$1.35	326,042	$1.35
$2.01	$3.00	686,693	4.39	$2.80	5,893	$2.62
$3.01	$4.00	145,121	1.85	$3.45	108,019	$3.41
$4.01	$5.00	256,853	0.59	$4.46	256,853	$4.46
$5.01	$6.00	46,117	1.72	$5.69	35,694	$5.72
$6.01	$7.00	777,415	2.77	$6.48	423,098	$6.40
$7.01	$8.00	26,932	2.75	$7.75	15,662	$7.74
$8.01	$10.00	137,700	2.09	$9.34	97,737	$9.35
$10.01	$13.74	126,065	1.81	$12.37	98,193	$12.31

		2,529,088	2.59	$4.89	1,367,191	$5.21

        The Company has recognized $1,523 for the year ended February 28, 2013 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [year ended February 29, 2012 – $1,964]. The expense was included in General and administrative, Sales and marketing, and Research and development expenses as detailed below:

	Year ended
	February 28, 2013	February 29, 2012
General and Administration	597	733
Research and Development	282	458
Selling and Marketing	644	773

	1,523	1,964

        As at February 28, 2013, compensation costs not yet recognized relating to stock option awards outstanding is $2,566 [February 29, 2012 – $4,131] net of estimated forfeitures. Based on the vesting schedules set out in the stock option issuance plan, the compensation costs will be recognized over the next 3.75 years. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the year ended February 28, 2013 is $24 [year ended February 29, 2012 – $305].

        The total intrinsic value of fully vested options at February 28, 2013 was $366 [February 29, 2012 – $926].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 28, 2013 a total of 31,078 common shares were purchased by employees at fair market value, while the Company issued 7,760 common shares as its matching

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

14. SHAREHOLDERS' EQUITY (Continued)

contribution and cancelled 2,755 previously restricted shares. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the year ended February 28, 2013 was $48 [year ended February 29, 2012 – $42]. The fair value of the unearned ESPP shares as at February 28, 2013 was $23 [February 29, 2012 – $48]. The number of shares held for release, and still restricted under the plan at February 28, 2013 was 7,760 [February 29, 2012 –10,085].

Warrants

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in an issuance of 31,562 warrants. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

15. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	Year Ended
	February 28, 2013	February 29, 2012
Basic Net Income (Loss) per share
Net Income (Loss) applicable to shareholders	(54,749)	(33,481)
Weighted average number of shares outstanding	37,495,818	35,506,689

Net Income (Loss) per share	$(1.46)	$(0.94)

Diluted Net Income (Loss) per share
Net Income (Loss)	(54,749)	(33,481)
Weighted average number of shares outstanding	37,495,818	35,506,689
Dilutive effect of warrants	—	—
Dilutive effect of stock options	—	—

Adjusted weighted average number of shares outstanding	37,495,818	35,506,689

Net Income (Loss) per share	$(1.46)	$(0.94)

        As at February 28, 2013, 2,529,088 options, and 31,562 warrants were excluded from the diluted income (loss) per share calculation as they were anti-dilutive.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

16. COMMITMENTS

        Future minimum operating lease payments as at February 28, 2013 per fiscal year are as follows:

2014	$2,160
2015	$1,791
2016	$1,383
2017	$995
Thereafter	—

$6,329

Royalty Commitments

        Under the research and development agreements of DragonWave Networks Ltd., a former subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ["OCS"] of the Ministry of Industry and Trade in Israel in the amount of nil in the year ended February 28, 2013 [year ended February 29, 2012 – $902]. DragonWave was required to pay royalties at the rate of 3% – 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

        During the fiscal year ended February 28, 2013 the Company adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $1,542 was made to recognize the change in estimate in the consolidated statement of operations in the year ended February 28, 2013 [year ended February 29, 2012 – $1,850]. The fair value represents the discounted, most probable obligation to the Company. As a result of the disposition of DragonWave Networks Ltd., the Company has eliminated its maximum potential royalty obligation of $15,981.

17. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended
	February 28, 2013	February 29, 2012
Changes in non-cash working capital balances:
Restricted cash	177	537
Trade receivables	(25,737)	1,514
Inventory	2,571	(810)
Other current assets	469	(195)
Contingent receivable	2,135	—
Deferred tax asset	—	26
Accounts payable and accrued liabilities	42,079	(3,247)
Deferred revenue	557	(730)
Other long term liabilities	(280)	(936)
Stock option benefit	—	189

	21,971	(3,652)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

18. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	2013	2012
Canada	(46,656)	(28,481)
Luxembourg	(15,367)	(1,698)
United States	(38,815)	4,659
Other	45,750	(8,280)

	(55,088)	(33,800)

        Other includes income in Israel of $44,873 which was subsequently disposed in this fiscal year.

        Income tax expense (recovery) consists of the following:

	2013	2012
Current
Canada	59	398
Foreign	133	(120)

Total	192	278

Deferred
Canada	—	—
Foreign	(273)	42

Total	(273)	42

Investment tax credits
Canada	—	(424)

Income tax expense (recovery)	(81)	(104)

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	2013	2012
Income (loss) before income taxes	(55,088)	(33,800)
Statutory income tax rate	26.50%	27.92%
Expected income tax recovery	(14,598)	(9,437)
Change in enacted rates	(3,312)	—
Research and development tax credits	(2,039)	—
Foreign tax rate differences	(1,036)	422
Change in valuation allowances	16,132	12,294
Prior year adjustments	2,545	88
Non-deductible expenses and non-taxable income	2,498	(3,455)
Other	(271)	(16)

	(81)	(104)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

18. INCOME TAXES (Continued)

        The Company's deferred tax assets and liabilities include the following significant components:

	2013	2012
SR&ED expenditures	6,649	5,242
Research and development tax credits	13,021	10,983
Income tax loss carryforwards	23,320	25,557
Income and expense reserves	457	904
Book and tax differences on assets	325	1,195
Share issue expenses	412	692
Capital loss	15,676	—
Ontario Harmonization tax credit	1,079	1,079

Gross future tax assets	60,939	45,652
Valuation allowance	(59,289)	(43,157)

Net deferred tax assets	1,650	2,495

Deferred tax liabilities
Book and tax differences on intangible assets	—	(1,118)

Net deferred tax assets	1,650	1,377

        As at February 28, 2013, the Company had cumulative operating tax loss carryforwards in the following jurisdictions: Canada – $72,257, United States – $8,781, Luxembourg – $33,018. The Company also has capital loss carry forwards in the following jurisdictions: Canada – $16,337, United States – $36,518.

        The losses in Canada expire starting in Fiscal 2029 until Fiscal 2032. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the U.S. expire between 2021 and 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc. by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc. that may be used has been calculated as $521.

        As at February 28, 2013, the Company had $14,603, of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2021. In addition, the Company had provincial research and development tax credits of $2,334, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        The Company had a transitional tax credit of $1,079, arising from Federal/Ontario Corporate Tax Harmonization, which is available to reduce future Ontario income tax and expires in 2014. A tax benefit for this credit has not been recognized in the consolidated financial statements.

        As of February 28, 2013, the Company has not recorded any liabilities associated with unrecognized tax benefits.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

18. INCOME TAXES (Continued)

        The Company remains subject to examination by tax authorities in Canada for tax years 2006 to 2013 and in the United States for tax years 2010 to 2013.

        No deferred income taxes have been provided on undistributed earnings or relating to cash held in foreign jurisdictions, as the Company has determined that any income or withholding taxes on repatriation would not be significant.

19. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a former member of the Board of Directors. The real estate company ceased to be a related party on June 12, 2012. During the year ended February 28, 2013, the Company paid $1,811 [year ended February 29, 2012 – $1,705], relating to the rent, operating costs, and leasehold improvements associated with this real estate.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

20. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2013	February 29, 2012
Held-for-trading (1)	22,959	52,975
Loans and receivables (2)	51,362	10,214
Other financial liabilities (3)	75,690	11,655

(1)
Includes cash, cash equivalents, and restricted cash

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations which are financial in nature

        Cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations are short term financial instruments whose fair value approximates the carrying amount. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of the Company's contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts. The fair value of the contingent receivable is determined based on the settlement amount. (Note 25)

Interest rate risk

        Cash and cash equivalents and the Company's debt facility with fixed interest rates expose the Company to interest rate risk on these financial instruments. Net interest expense of $1,662 was recognized during year

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

20. FINANCIAL INSTRUMENTS (Continued)

ended February 28, 2013 on the Company's cash, cash equivalents, and debt facility [year ended February 29, 2012 – Income of $393].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, and restricted cash in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at February 28, 2013 the Company had no forward contracts in place [February 29, 2012 – no contracts]. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of February 28, 2013, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a increase in after-tax net income (loss) of $42 for the year ended February 28, 2013 [year ended February 29, 2012 – decrease of $67], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at February 28, 2013.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 28, 2013 the Company has cash and cash equivalent totaling $22,959 [February 29, 2012 – $52,975], and based on the recent events, as noted in Note 26, current revenue expectations, the continuing availability of credit facilities, and other options available, the Company believes that its liquidity risk is manageable.

21. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment – broadband wireless backhaul equipment.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

21. SEGMENTS AND GEOGRAPHICAL INFORMATION (Continued)

        The following table presents total net book value of property and equipment, intangible assets and goodwill by geographic location:

	For the Year Ended
	February 28, 2013		February 29, 2012
	Amount	%	Amount	%
Canada	3,393	15%	3,941	17%
United States	11,928	54%	16,504	70%
Malaysia	847	4%	1,228	5%
Luxembourg	5,517	25%	1,077	5%
Other	457	2%	625	3%

Total	22,142	100%	23,375	100%

        The following table presents total revenues by geographic location:

	For the year ended
	February 28, 2013		February 29, 2012
	Amount	%	Amount	%
Canada	6,402	5%	7,419	16%
North America (excluding Canada)	29,225	24%	25,522	56%
Europe, Middle East, and Africa (excluding Finland)	7,525	6%	10,724	24%
Finland	58,121	47%	—	0%
India	15,018	12%	—	0%
Other	7,586	6%	1,991	4%

Total Revenue	123,877	100%	45,656	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

        During each of the periods presented revenue is comprised of:

	For the year ended
	February 28, 2013		February 29, 2012
	Amount	%	Amount	%
Product Sales	119,080	96%	39,775	87%
Services	4,797	4%	5,881	13%

Total Revenue	123,877	100%	45,656	100%

22. ECONOMIC DEPENDENCE

        The Company was dependent on one key customer with respect to revenue in the year ended February 28, 2013. This customer represented approximately 63% of sales for the year ended February 28, 2013 [year ended February 29, 2012 – three customers representing 17%, 10% and 10% of sales].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

23. EXPENSES

        Included in general and administrative expenses is $625 related to premises rental expense for the year ended February 28, 2013 [year ended February 29, 2012 – $382]. Total rental expense for the year ended February 28, 2013 was $4,715 [year ended February 29, 2012 – $1,882].

24. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the year ended February 28, 2013, the Company implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of Nokia Siemens Networks' microwave transport business. One of these changes aimed at reducing its operating expenses in order to better align it with its revenues.

        Restructuring charges of $2,085 related to severance costs have been recognized during the year ended February 28, 2013 [year ended February 29, 2012 – nil]. As at February 28, 2013 the Company has a liability of $488 related to restructuring activities.

25. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

26. SUBSEQUENT EVENTS

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia Siemens Networks. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to Nokia Siemens Networks of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        Under the terms of the renewed framework, on April 12, 2013 Nokia Siemens paid $13,843 to the Company which settled the balance of Company's contingent receivable. Nokia Siemens Networks will take on additional commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which Nokia Siemens Networks has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the company will reduce accounts payable by $14,182. Capital assets and the corresponding capital lease obligation associated with the Italian operations will also be eliminated by the Company.

        The Company will record a termination fee of $8,845 to be paid in several tranches over the balance of fiscal year 2014. The net impact of these items results in a gain of $5,969 to be recognized in the statement of operations in the first quarter of fiscal year 2014.

        Overdue balances recorded in accounts receivable and payable as at February 28, 2013 between the two companies were settled in the amount of $19,409 and $13,843 respectively.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in US $000's except share and per share amounts]

26. SUBSEQUENT EVENTS (Continued)

        The impact of these items will be recorded in the first quarter of fiscal year 2014 ending on May 31, 2013.

Items impacting cash on April 10, 2013:
Collection of overdue accounts receivable as at April 10th	19,409
Collection of contingent receivable previously recorded	13,843
Payment of accounts payable overdue as at April 10th	(13,856)

19,396

Other financial impacts:
Reduction of capital assets previously recorded	(659)
Elimination of capital lease obligation	1,291
Elimination of accounts payable amounts previously recorded	14,182

14,814
Termination fee to be disbursed in several tranches	(8,845)

Net Impact	5,969

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QuickLinks

  Exhibit 99.2
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Expressed in US $000's e and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY [ Expressed in US $000's except common share amounts ]
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Expressed in US $000's except share and per share amounts]